Exhibit (a)(5)(D)
August 17, 2010
Mr. Jeffrey Smith
Partner Managing Director
Ramius LLC
599 Lexington Avenue
New York, NY 10022
Dear Mr. Smith:
The Board of Directors has carefully reviewed your letter dated August 11, 2010.
With the assistance of financial and legal advisors, the Board concluded that your latest proposal is identical to the original proposal outlined in your letter dated July 19, 2010, and repeated in your letter dated August 5, 2010. Specifically, your proposal continues to be non-binding, is subject to due diligence and indicates a purchase price of $4.00 per share in cash with a potential for a 50% retained interest in BL-1020.
While we understand that you have clarified your “willingness to consider” a 50% retained interest in BL-1020, we do not believe you have made any substantive change to your original proposal of July 19, 2010. Given there is no substantive change to your proposal, our position, as communicated in our letter to you dated August 5, 2010, remains the same. We unanimously concluded that your proposed $4.00 per share price grossly undervalues Cypress’ current business and future prospects and is not in the best interests of the other Cypress stockholders.
It is clear that Ramius is interested in acquiring Cypress. You are motivated to pay the lowest price possible as quickly as possible so that you can generate the highest rate of return. Indeed, you likely have a duty to your investors to do exactly that. In contrast, our duty is to act in the best interests of the other Cypress stockholders. Your motivation and duty directly conflict with ours, and therefore, we do not believe you could be truly interested in “a transaction that will maximize value for all shareholders” as you state in your letter.
Your proposed purchase price may represent a premium to a given day’s closing stock price, but our focus is on the value of the Company’s current business and future prospects. We have believed for some time that the market has seriously undervalued Cypress and your interest in acquiring the Company has confirmed our long held belief.
Our Board and management team remain committed to building long term stockholder value, and we believe that our current strategy of developing a portfolio of CNS drug candidates will deliver superior value to Cypress stockholders. However, as we have stated previously, we will seriously consider any bona fide acquisition proposal or other transaction that reflects the full and fair value of Cypress’ current business and future prospects. Given your current proposal and your failure to change any material term from your original proposal, the Board believes it would be imprudent to start a negotiation or enter into any type of “go shop” transaction with you.

Separately, the Cypress Board has rotated the position of lead independent director. Accordingly, please address all future correspondence to our new lead independent director, Daniel H. Petree.
On behalf of the Board of Directors,

/s/ Jay D. Kranzler, M.D, Ph.D
Jay D. Kranzler, M.D., Ph.D
Chairman and Chief Executive Officer